UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT

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(Exact name of registrant as specified in its charter)

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Delaware	001-11311	13-3386776
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

21557 Telegraph Road, Southfield, MI		48033
(Address of principal executive offices)		(Zip code)

Harry A. Kemp
Senior Vice President, General Counsel
and Corporate Secretary
(248) 447-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Company and Product Overview
Lear Corporation is a global automotive technology leader in Seating and E-Systems, enabling superior in-vehicle experiences for consumers around the world. We supply seating, electrical distribution and connection systems, electronic systems, and software and connected services, to all of the world's major automotive manufacturers.
We have 251 manufacturing, engineering and administrative locations in 38 countries. We continue to grow our business in all automotive producing regions of the world, both organically and through complementary acquisitions. We continue to restructure our manufacturing footprint to optimize our cost structure with 68% of our manufacturing facilities and 86% of our employees located in low cost countries.
Lear is built on a foundation and strong culture of innovation, operational excellence and engineering and program management capabilities. We use our product, design and technological expertise, as well as our global reach and competitive manufacturing footprint to achieve the following financial goals and objectives:
•Continue to deliver profitable growth, balancing risks and returns;
•Invest in innovation to drive business growth and profitability;
•Maintain a strong balance sheet with investment grade credit metrics; and
•Consistently return excess cash to our stockholders
Further, we have aligned our strategy with the key trends affecting our business – electrification, connectivity and autonomy. At Lear, we are Making every drive betterTM by providing technology for safer, smarter and more comfortable journeys, while adhering to our values — Be Inclusive. Be Inventive. Get Results the Right Way.
Our business is organized under two reporting segments: Seating and E-Systems. Each of these segments has a varied product and technology range across a number of component categories:
•Seating - Our Seating segment consists of the design, development, engineering and manufacture of complete seat systems, seat subsystems and key seat components. Our capabilities in operations and supply chain management enable synchronized (just-in-time) assembly and delivery of high volumes of complex complete seat systems to our customers.
Included in our complete seat system and subsystem solutions are advanced comfort, wellness, safety and sound offerings, as well as configurable seating product technologies, all of which are compatible with traditional internal combustion engine ("ICE") architectures and the full range of hybrid, plug-in hybrid and battery electric architectures. Our advanced comfort, wellness, safety and sound offerings are facilitated by our system, component and integration capabilities, together with our in-house electronics, sensor, software and algorithm competencies. As the most vertically integrated global seat supplier, our key seat component product offerings include seat trim covers, surface materials such as leather and fabric, seat mechanisms, seat foam and headrests.
•E-Systems - Our E-Systems segment consists of the design, development, engineering and manufacture of complete electrical distribution and connection systems, electronic systems, and software and connected services. The unique combination of these capabilities enables us to provide our customers with customizable solutions with optimized designs at a competitive cost.
Electrical distribution and connection systems utilize low voltage, high voltage, high speed data cables and flat wiring to connect networks and electrical signals and manage electrical power within the vehicle for all types of powertrains – from traditional ICE architectures to the full range of hybrid, plug-in hybrid and battery electric architectures. Key components in our electrical distribution portfolio include wire harnesses, terminals and connectors, and engineered components for both ICE and electrified vehicle architectures that require management of higher voltage and power.
Electronic systems facilitate signal, data and power management within the vehicle and include the associated software required to facilitate these functions. Key components in our electronic systems portfolio include body domain control modules and products specific to electrification and connectivity trends. Electrification products include on-board battery chargers, power conversion modules, high voltage battery management systems and high voltage power distribution systems. Connectivity products include gateway modules and communication modules to manage both wired and wireless networks and data in vehicles. In addition to electronic modules, we offer software that includes cybersecurity, advanced vehicle positioning for automated and autonomous driving applications and full capabilities in both dedicated short-range communication and cellular protocols for vehicle connectivity.

Our software and connected services offerings include embedded control software and cloud and mobile device-based software and services. Our customers traditionally have sourced our electronic hardware together with the software that we embed in it, but such software may also be sourced by our customers independently of the hardware. Our connected services software solutions include award-winning Xevo Market, an in-vehicle commerce and service platform that connects customers with their favorite brands and services by delivering highly-contextual sales offers through vehicle touch screens and vehicle-branded mobile applications.
Our products are more fully described in our Annual Report, which can be accessed at: https://www.lear.com/.

Lear Corporation’s policy on Conflict Minerals can be found at: https://www.lear.com/site/suppliers/conflict-minerals.aspx?cat_id=20.

Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both the Form SD and the Conflict Minerals Report are available on the Company’s website at: https://ir.lear.com/sec.cfm.
Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the year ended December 31, 2020, is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for calendar year 2020, dated May 27, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Lear Corporation

Date:	May 27, 2021	By:	/s/ Jason M. Cardew
		Name:	Jason M. Cardew
		Title:	Senior Vice President and Chief Financial Officer